UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2026

Kathleen Gallagher
Chief Executive Officer and Director
Atrium Therapeutics, Inc.
10578 Science Center Drive, Suite 125
San Diego, CA 92121

Re: Atrium Therapeutics, Inc.
Registration Statement on Form 10
Filed December 10, 2025
File No. 001-43008

Dear Kathleen Gallagher:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10

Information Statement Summary
Company Overview, page 10

1. Please revise under this heading to disclose, as you do on page 14, that prior to or following the Spin-Off, you may have diminished assets to the extent a ROFN Sale occurs. In addition, please revise your disclosure as follows:
   - Identify the material assets that are subject to the ROFN;
   - identify the third party;
   - clarify whether the ROFN period commenced; and
   - describe the material terms and conditions of the negotiation period, or otherwise advise.

Our Strategy, page 10

2. Please revise to remove your statement on page 10 and elsewhere that your RNA delivery platform is "clinically-validated" as it does not appear that the FDA has

approved any therapeutics using this platform, or otherwise advise.

Our Development Programs, page 11

3. Please revise page 11 and elsewhere to remove statements that you may "de-risk" your drug development programs as it implies that you can mitigate the risk associated with drug development. Also, revise to disclose how you believe prioritizing rare cardiomyopathies will "accelerate" your drug development.

4. Please revise your pipeline table on page 12 and elsewhere to disclose the indications and targets for the two "rare cardio indication" programs. To the extent these programs are immaterial, revise to remove these programs from your pipeline tables. Also, revise your pipeline tables to include 3 columns for each phase of clinical development (Phase 1, Phase 2 and Phase 3), or otherwise advise.

Summary of Risk Factors, page 12

5. Please revise your summary risk factor disclosure to identify the risk starting on page 42 that Novartis, through its control of RemainCo, may compete directly with you in the cardiac space using your RNA delivery platform.

Business
Our Cardiac Disease Pipeline, page 110

6. Please revise page 110 to provide the basis for your belief that "PRKAG2 and PLN are cardiology targets with high probabilities of clinical success" and please balance this disclosure to state that even if you determine these targets have the highest probability of success as compared to other indications, you may still fail to develop an approved therapeutic for all of these indications.

Preclinical Data and Next Steps, page 111

7. Please revise page 112 to disclose all "higher species" included in the preliminary tolerability data, provide the number of each species tested in the study and the number of mice subjects in your mouse model of PRKAG2 syndrome. Also, revise to provide the same disclosure as it relates to the preclinical data for ATR 1086 starting on page 113.

Research Collaboration and License Agreement with Lilly, page 119

8. If material, please revise under this heading to disclose the "other select indications" subject to the Research Collaboration and License Agreement with Lilly, or otherwise advise.

Research Collaboration and License Agreement and Securities Purchase Agreement with BMS, page 119

9. Please revise to disclose the royalty rates pursuant to your agreements with BMS and Lilly to a range within 10 percentage points, or otherwise advise. Also, revise your disclosure here to disclose how the agreements may be terminated. To this point, we note your disclosure on page 37 that "Lilly or BMS may each unilaterally terminate its respective agreement with [you] for convenience."

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 144

10. We note that adjustments (c) and (d) relate to lab equipment and leased assets that will be entered into as part of the separation with Avidity Biosciences Inc. Please tell us how the lab equipment and leased assets were accounted for in your pro forma balance sheet. Refer to Item 11-02(a)(6)(i)(A) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Lee, Esq.